FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 18, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 18, 2006

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors & Thonburi of Thailand set up joint venture in Thailand for pickup trucks

Mumbai and Bangkok, December 18, 2006: Tata Motors, India's largest automobile company, and Thonburi Automotive Assembly Plant Co. (Thonburi), the Thailand-based independent assembler of automobiles, today announced formation of a joint venture company in Thailand to manufacture, assemble and market pickup trucks.

The joint venture agreement was signed today by the Managing Director of Tata Motors, Mr. Ravi Kant, and the Managing Director of Thonburi, Mr. Robru Viriyaphant.

The joint venture, in which Tata Motors will hold 70% of the equity and Thonburi 30%, will get vehicles manufactured in Thonburi's manufacturing facility. It will go on stream in a year's time.

The joint venture will facilitate Tata Motors address the Thailand market, the second largest pickup market in the world after the US. Both partners will jointly manage the operation. The pickup trucks will conform to international standards in quality and safety, and will be marketed in Thailand and exported to other potential markets in the region.

The Chairman of Tata Motors, Mr. Ratan N. Tata, said, "Introduction of Tata Motors pickup vehicles and a manufacturing facility in Thailand provide a unique opportunity to the company. We believe the joint venture will make meaningful impact in this most competitive market for pickup vehicles."

The Managing Director of Thonburi, Mr. Robru Viriyaphant, said, "The cooperation with Tata Motors offers Thonburi the opportunity to expand our business portfolio. Tata vehicles have dominated the Indian commercial vehicle market for decades and the company is now aiming for a stronger presence internationally. We are proud to be a part of this expansion strategy because of our great confidence in Tata products and technology. The new pickup truck will be the right product for both domestic and export markets."

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and in Australia. Tata Motors and Fiat Auto have formed an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Tata Motors already distributes Fiat-branded cars in India. The company's international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, the reputed bus and coach manufacturer of Spain in which the company has a 21% stake; and a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.

About Thonburi Group

Thonburi established its first automotive operation in 1941. Thonburi is one of the largest independent assemblers in Thailand, and currently assembles passenger cars for Mercedes Benz. They produced 4,150 passenger cars and 250 buses in 2005 with net revenues of US$208 million. The group has over 2,000 employees. The Thonburi Group has served the Thai automotive market as importer, distributor, retailer, assembler, body builder, mass transportation service provider and supplier and contractor for military vehicles. The group also has businesses in insurance, vehicle leasing and financial services. Thonburi is dedicated to build and maintain cultural heritage projects for the preservation of Thai culture, traditions and architecture.

For more information please contact:

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.